Filed by CBOE Holdings, Inc.

pursuant to Rule 425

under the Securities Act of 1933

and deemed filed pursuant to

Rule 14a-6 under the Securities

Exchange Act of 1934

Subject Company: Bats Global Markets, Inc.

SEC File No. for Registration Statement

on Form S-4 filed by CBOE

Holdings, Inc.: 333-214488

Date:                February 7, 2017

To:                             All CBOE and Bats Employees

From:                Ed Tilly

RE:                                CBOE Holdings Fourth-Quarter 2016 Strategic Update

“At its essence, this deal is about bringing together two remarkably talented and dedicated teams who have created two exceptionally innovative companies.  I want to take this opportunity to thank both teams for their contribution in making CBOE and Bats market leaders and for their collaborative efforts in creating a process for the planned combination of these two companies into a single, even stronger, market innovator and leader.”

--Ed Tilly
CBOE Holdings Fourth-Quarter 2016 Earnings Call

Yesterday afternoon, we reported on a strong fourth-quarter 2016 at CBOE Holdings. Most of my remarks, however, focused on our vision for the company going forward following the planned acquisition of Bats Global Markets.  My remarks fell under four key themes, which I will summarize here (for more detail, please see the complete transcript here).

1.            Grows our Company: the transaction is expected to enable our combined company to “scale up” by significantly expanding our product line, broadening our reach with Bats’ European presence, diversifying revenue streams, and streamlining the combined company’s technology with Bats’ proven platform.

2.            Expands our Product Line: we will offer an expanded product line that combines Bats’ U.S. and European equities, options, ETF trading, and global foreign exchange (FX) platform with CBOE’s wide array of equity, ETP and index options, futures, and multi-asset volatility products.

3.            Enhances Innovation:  together, we can create a product development ecosystem we believe makes the combined company an even greater innovator than either company separately. The addition of Bats’ global ETF listing and trading venues potentially allows CBOE to shape and benefit from every aspect of product development and trading development -- from design, listing and trading, to the generation and packaging of market data with which to create still more products.

4.            Grows our Customer Base: we believe this enhanced innovation ecosystem will bring us closer to customers, enabling us to better anticipate and respond to their needs throughout the trading cycle.  Add to this CBOE’s extensive offering of trading and educational resources and the extended reach via Bats’ global platform, and we have tremendous potential to develop ongoing value-added relationships with a growing global customer base.

In all, the potential combined expertise of the CBOE and Bats teams is a tremendous opportunity to fortify our position as the go-to partner for developing cutting-edge trading and investment solutions.  The possibilities truly are infinite.  I thank both teams for your dedication to getting us to this point and I look forward to the day we begin to move ahead together, as one team.

This e-mail message and any attachments may contain information that is confidential and proprietary to CBOE Holdings, Inc. (CBOE Holdings), Chicago Board Options Exchange, Incorporated (CBOE), or a CBOE Holdings or CBOE subsidiary and/or information that is protected by the attorney-client or other privilege. If you believe you may not be an intended recipient of this e-mail message, or the employee or agent responsible for delivery of this message to the intended recipient(s), its use and disclosure are STRICTLY prohibited. In that event, please do not read the message or any attachments, notify the sender by reply e-mail that you may have received this message in error, and delete the e-mail message and all attachments and destroy any printed copies of such materials.

Cautionary Statements Regarding Forward-Looking Information

This communication contains certain statements, which are forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995.  Actual results could differ materially from those projected or forecast in the forward-looking statements, including due to the risks, uncertainties or assumptions described in the Risk Factors section of the definitive joint proxy statement/prospectus dated December 9, 2016 that CBOE Holdings filed with the SEC on December 12, 2016.

Neither CBOE Holdings nor Bats Global Markets, Inc. (“Bats”) undertakes, and each of them expressly disclaims, any duty to update any forward-looking statement whether as a result of new information, future events or otherwise, except as required by law.  Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof.

Additional Information Regarding the Transaction and Where to Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities.  This communication relates to the proposed merger transaction involving CBOE Holdings, Bats, CBOE Corporation and CBOE V, LLC. In connection therewith, CBOE Holdings filed with the SEC on December 12, 2016 a definitive joint proxy statement/prospectus dated December 9, 2016, and each of the companies may be filing with the SEC other documents regarding the proposed transaction. CBOE Holdings and Bats commenced mailing of the definitive joint proxy statement/prospectus to CBOE Holdings stockholders and Bats stockholders on December 12, 2016.  BEFORE MAKING ANY INVESTMENT DECISION, INVESTORS AND SECURITY HOLDERS OF BATS ARE URGED TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders may obtain free copies of the definitive joint proxy statement/prospectus, any amendments or supplements thereto and other documents containing important information about each of CBOE Holdings and Bats, as such documents are filed with the SEC, through the website maintained by the SEC at www.sec.gov. Copies of the documents filed with the SEC by CBOE Holdings will be available free of charge on CBOE Holdings’ website at http://ir.cboe.com/financial-information/sec-filings.aspx under the heading “SEC Filings” or by contacting CBOE Holdings’ Investor Relations Department at (312) 786-7136. Copies of the documents filed with the SEC by Bats will be available free of charge on Bats’ website at http://www.bats.com/investor_relations/financials/ under the heading “SEC Filings” or by contacting Bats’ Investor Relations Department at (913) 815-7132.